Ref.: File no. 82-4025

RECEIVED
2007 AUG 27 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07026271

GLOBEX Mining Enterprises

GMX TORONTO STOCK EXCHANGE
G1M FRANKFURT STOCK EXCHANGE
GLBXF OTCQX - INTERNATIONAL PREMIERQX, USA

SUPPL

Interim Report
Six months ended June 30, 2007
(Unaudited)

PROCESSED
AUG 2 9 2007
THOMSON FINANCIAL

Jlw 8/28

STATEMENT CONCERNING THE INTERIM FINANCIAL STATEMENTS

Management has compiled the unaudited interim financial statements as of June 30, 2007 and 2006. The statements have not been audited or reviewed by the Company's auditors or any other firm of chartered accountants.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Periods ending June 30, 2007 and 2006	Three months		Six months	
(Canadian dollars) (unaudited)	2007	2006	2007	2006
Revenues				
Option income	$ 10,000	$ 370,734	$ 127,000	$ 641,734
Metal royalty income	16,853	-	16,853	-
Interest income	37,039	20,219	79,008	24,633
Gain on sale of marketable securities	78,153	7,884	114,588	7,884
Other	18,260	11,717	25,378	24,426
	160,305	410,554	362,827	698,677
Expenses				
Amortization	7,931	6,850	15,720	11,384
Loss (gain) on foreign exchange translation	15,044	4,925	15,953	4,830
Administration	122,394	97,402	236,591	192,596
Professional fees and outside services	109,258	101,888	208,555	167,014
Stock-based compensation *(note 5)*	65,789	-	65,789	90,000
Write down exploration expenditures and properties	8,592	1,761	33,903	8,331
	329,008	212,826	576,511	474,155
Net (loss) profit	(168,703)	197,728	(213,684)	224,522
Deficit - beginning of period	(32,982,677)	(33,447,503)	(32,936,505)	(33,474,297)
Net (loss) profit	(168,703)	197,728	(213,684)	224,522
Share issue expenses	-	-	(1,191)	-
Deficit - end of period	(33,151,380)	(33,249,775)	(33,151,380)	(33,249,775)
Net (loss) profit per common share	$ (0.01)	$ 0.01	$ (0.01)	$ 0.01
Weighted average number of common shares	16,680,950	13,997,934	16,593,808	15,565,325
Weighted average number of common shares - diluted	18,990,690	15,866,538	19,079,308	17,758,325

INTERIM CONSOLIDATED BALANCE SHEETS

Periods ending June 30, 2007 and Year ending December 31, 2006	2007	2006
(Canadian dollars)	(Unaudited)	(Audited)
ASSETS		
Current assets		
Cash and cash equivalents *(note 2)*	$ 258,498	$ 330,213
Cash restricted for flow-through expenditures	910,580	1,374,571
Marketable securities *(Market value - $5,845,685; December 31, 2006 - $3,214,290)*	2,945,095	3,010,104
Receivables	611,053	397,170
Quebec refundable tax credit and mining duties refunds	333,044	364,001
Prepaid expenses	15,108	51,287
	5,073,378	5,527,346
Reclamation bonds	116,304	122,690
Investments *(note 4)*	-	132,000
Equipment	74,566	81,231
Mineral properties and deferred exploration expenses	4,266,804	2,275,963
	9,531,052	8,139,230
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	523,693	178,255
SHAREHOLDER'S EQUITY		
Share capital		
Common shares		
Authorized - unlimited Issued - 16,680,950 (2006 - 16,459,550) *(note 5)*	40,309,509	38,983,570
Share purchase warrants *(note 5)*	-	11,461
Contributed surplus	1,849,230	1,902,449
Deficit	(33,151,380)	(32,936,505)
	9,007,359	7,960,975
	$ 9,531,052	$ 8,139,230

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

Periods ending June 30, 2007 and 2006	**Three months**		**Six months**	
(Canadian dollars) (unaudited)	**2007**	2006	**2007**	2006
OPERATING ACTIVITIES				
Net (loss) profit	**$ (168,703)**	$ 197,728	**$ (213,684)**	$ 224,522
Non cash items				
Amortization	**7,931**	6,850	**15,720**	11,384
Foreign exchange loss - Reclamation bonds	**5,799**	3,597	**6,385**	2,996
Gain on sale of marketable securities	**(78,154)**	-	**(114,588)**	-
Stock-based compensation	**65,789**	23,660	**65,789**	113,660
	(167,338)	231,835	**(240,376)**	352,562
Change in non-cash working capital (note 7)	**(719)**	70,929	**198,691**	15,605
Cash from operating activities	**(168,057)**	302,764	**(41,685)**	368,167
FINANCING ACTIVITIES				
Issuance of share capital	-	164,120	**40,470**	290,666
Share capital issue expenses	-	-	**(1,191)**	-
Subscriptions receivable	-	-	-	323,200
Cash from financing activities	-	164,120	**39,279**	613,866
INVESTING ACTIVITIES				
Acquisition of equipment	**(2,850)**	(39,839)	**(9,055)**	(65,184)
Deferred exploration expenses	**(482,082)**	(217,579)	**(730,330)**	(381,201)
Mineral properties acquisitions	**(13,066)**	(40,240)	**(74,554)**	(40,000)
Quebec mining duties refund, option proceeds and grants reducing mineral assets	**(30,957)**	125,172	**(30,957)**	125,172
Proceeds on sale of marketable securities	**117,222**	1,976,373	**172,107**	1,976,373
Acquisition of marketable securities	**392,962**	(2,700,693)	**1,514,060**	(3,071,235)
Cash restricted for flow-through expenditures	**207,038**	145,161	**(910,580)**	-
Cash flow used in investing activities	**188,267**	(751,645)	**(69,309)**	(1,456,075)
Net decrease in cash and cash equivalents	**20,210**	(284,761)	**(71,715)**	(474,042)
Cash and cash equivalents, beginning of period	**238,288**	517,086	**330,213**	706,367
Cash and cash equivalents, end of period	**$ 258,498**	$ 232,325	**$ 258,498**	$ 232,325

INTERIM CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION EXPENDITURES

Periods ending June 30, 2007 and 2006	**Three months**		**Six months**	
(Canadian dollars) (unaudited)	**2007**	2006	**2007**	2006
Current Expenses				
Geology	**$ 77,997**	$ 16,950	**$ 113,780**	$ 39,050
Labour	**26,085**	18,700	**40,271**	33,910
Consulting	**3,551**	26,020	**5,888**	30,746
Geophysics	**52,247**	15,600	**207,719**	17,280
Drilling	**248,329**	159,606	**266,145**	248,409
Laboratory analysis	**5,954**	14,647	**9,787**	31,796
Core shack rental and storage	**4,762**	3,520	**19,780**	9,735
Equipment rental	**8,066**	1,125	**18,457**	1,125
Mining property tax	**22,635**	1,759	**39,242**	10,159
Transport costs	**4,826**	863	**5,146**	1,467
Permits	**419**	673	**911**	673
Reports and maps	**2,992**	646	**3,776**	901
Supplies	**8,826**	1,169	**9,346**	3,086
Line cutting	**19,570**	6,155	**19,570**	6,155
Prospecting	**4,415**	-	**4,415**	3,134
Total current expenses	**490,674**	267,433	**764,233**	437,626
Deferred exploration expenses - beginning of period	**1,868,617**	1,157,449	**1,620,369**	993,826
Sales and/or options and grants	-	(168,954)	-	(168,954)
Exploration expenses written off	**(8,592)**	(1,761)	**(33,903)**	(8,331)
Deferred exploration expenses - end of period	**$ 2,350,699**	$ 1,254,167	**$ 2,350,699**	$ 1,254,167

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007 (unaudited)

1. ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as used in the latest annual consolidated financial statements and as disclosed in note 2 to Globex's financial statements for the year ended December 31, 2006. These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2006 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2007 and the results of operations and cash flows for the periods ended June 30, 2007 and 2006.

Certain comparative figures have been reclassified to conform to the presentation adopted in 2007.

2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash funds, bank balances and short-term investments in the form of money market instruments with an original term of less than three months that are carried at the lower of cost and fair market value.

3. CASH RESTRICTED FOR FLOW-THROUGH EXPENDITURES

At the end of the 2nd quarter of 2007, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreement was $910,580 (2006 - $1,374,571).

4. INVESTMENTS

As part of an arrangement which facilitated Strategic Resource Acquisition Corporation's ("SRA") acquisition of significant zinc assets in Tennessee, USA, Globex acquired: i) 600,000 SRA common shares at $0.02 per share and ii) 60,000 SRA warrants for $120,000, convertible at no additional cost, to common shares of SRA, subject to a hold period of 6 months from the listing date of May 11, 2007. A finder's fee of 20,000 SRA shares was payable by Globex to a third party. As its finder's fee, Globex retains a 1.4% Gross Overriding Royalty on all zinc production at an LME zinc price of, at or over US$1.10 or 1% on all zinc production between US$0.90 and US$1.09.

Following listing and receipt of the SRA shares, the investment was reclassified to market securities.

5. SHARE CAPITAL, WARRANTS AND OPTIONS

SHARE CAPITAL

Authorized: Unlimited common shares. No par value.

	2007		2006	
Balance, beginning of year	16,459,550	$38,983,570	15,287,640	$36,466,678
Stock options exercised	-	119,008	487,500	298,375
Private placement - flow-through shares	-	-	464,000	1,704,700
Private placement - commission	-	-	30,410	103,101
Wood property acquisition	210,000	1,155,000	180,000	914,400
Purchase warrants exercised	11,400	40,470	10,000	30,370
Share purchase warrants 2005	-	-	-	6,205
Share purchase warrants 2006	-	11,461		(11,461)
Tax benefits renounced - flow-through	-	-	-	(528,798)
Balance, end of the period	16,680,950	$40,309,509	16,459,550	$38,983,570

146 – 14th Street, Rouyn-Noranda, Quebec J9X 2J3
Tel: 819.797.5242 Fax: 819.797.1470 www.globexmining.com

5. SHARE CAPITAL, WARRANTS AND OPTIONS - continued

SHARE PURCHASE WARRANTS

The following summarizes warrants that have been issued, exercised or have expired during the period:

	Number of Warrants	Exercise Price	Expiry Date	$
Balance January 1, 2006	10,000			(6,205)
Exercised	(10,000)			6,205
Issued on private placement	11,400	$ 3.550	May 28/07	(11,461)
Balance December 31, 2006	11,400			(11,461)
Exercised	(11,400)			11,461
Balance, end of the period	-			-

COMMON SHARE PURCHASE OPTIONS

Under the Company's stock option plan (the "Plan"), the Board of Directors may from time-to-time grant stock options to directors, officers and employees of, and service providers to, the Company and its subsidiaries. Stock options granted under the Plan may have a term of up to ten years, as determined by the Board of Directors at the time of granting the stock options. Accordingly, 1,080,000 options may be granted in addition to the common share purchase options currently outstanding. Options are granted at an exercise price equal to or greater than the closing quoted market price of the common shares of the Company on the Toronto Stock Exchange for the day immediately preceding the grant date.

	2007		2006	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Balance, beginning of year	2,625,500	$ 1.35	2,628,000	$ 0.52
Exercised	-	-	(487,500)	0.53
Granted	-	-	485,000	5.04
Balance, end of the period	2,625,500	1.35	2,625,500	1.35

This table summarizes the Company's stock options outstanding and exercisable at March 31, 2007.

Range of grant prices	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price
$ 0.20 - 0.34	1,443,000	4.16	$ 0.31
$ 0.75 - 0.80	600,000	8.29	$ 0.79
$ 1.95 - 4.50	362,500	5.49	$ 3.69
$ 5.00 - 7.50	220,000	1.17	$ 5.88

146 – 14th Street, Rouyn-Noranda, Quebec J9X 2J3
Tel: 819.797.5242 Fax: 819.797.1470 www.globexmining.com

5. SHARE CAPITAL, WARRANTS AND OPTIONS

STOCK-BASED COMPENSATION

The Company did not grant any stock options in the first half of 2007, nor were any exercised. The Company extended the expiry date of an option originally granted to a service provider on November 17, 2005 to May 17, 2010, recognizing an additional fair value of $65,789. An adjustment of $119,008 to Share Capital recognizes the contribution of previously exercised options grant.

The Company cautions that the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded, thus the Black-Scholes model may overestimate the actual value of the options that the Company has granted. Further, the Black-Scholes model also requires an estimate of expected volatility. The Company uses its historical volatility rates to calculate an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

6. RELATED PARTY TRANSACTIONS

To June 30, 2007, the Company made payments to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder, summarized as follows:

	2007	2006
Compensation - Jack Stoch, President and CEO	$ 45,000	$ 45,000
Compensation - Dianne Stoch, Secretary - Treasurer and CFO	36,000	36,000
Rent - office, core shack and core storage and equipment	12,200	13,925
Cadillac - Wood Gold Mine property option	425,250	334,040
Balance, end of the period	$ 518,450	$ 428,965

The Company paid $21,000 and 73,500 Globex shares, valued at $404,250 for the acquisition of the Wood Gold Mine property in Cadillac township (see notes 8 and 9). Shares were valued at the TSX close price on the day immediately preceding the payment date. At June 30, 2007, accounts payable and accounts receivable were nil (2006 - nil). Rental charges are at or below the cost of equivalent premises or equipment. These transactions are in the normal course of operations.

7. CHANGES IN NON-CASH WORKING CAPITAL

	2007	2006
Accounts receivable	$ (213,883)	$ (215,762)
Quebec refundable tax credit and mining duties refund	30,957	39,765
Prepaid expenses	36,179	(6,022)
Accounts payable and accrued liabilities	345,438	197,624
Total	$ 198,691	$ 15,605

146 – 14th Street, Rouyn-Noranda, Quebec J9X 2J3
Tel: 819.797.5242 Fax: 819.797.1470 www.globexmining.com

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007 (unaudited)

8. WOOD – PANDORA JOINT VENTURE PROJECT

At the end of the first half of 2007, the Company's share of exploration expenses is $278,177 and $1,114,425 since inception of the joint venture. Each partner reports his respective share of expenditures.

In 2004, the Company entered into a joint venture agreement with Queenston Mining Inc. under which the Partner's effectively pooled the Company's Wood Gold Mine claims and Queenston's adjacent Pandora Gold Mine property claims. In 2005, the partners added the Central Cadillac claims to the JV package. In 2006, Queenston added nine additional claims to the joint venture project for $50,000 in exploration expenditures by Globex. The Partners participate jointly in exploration, development and mining of mineral resources within the properties, with Globex as operator.

9. WOOD GOLD MINE PROPERTY ACQUISITION

In March 2007, the Company paid the final option payment, subject to a production decision, to acquire 100% of the Wood Gold Mine property. The payment consisted of $60,000 and 210,000 Globex shares, valued at $1,155,000 (2006 – $954,400), bringing the total acquisition cost of the Wood Cadillac property to $2,388,900. Share valuation is based on the TSX close price on the day prior to the payment date.

On May 1, 2004, the Company, as project manager for the Wood Gold Mine property, was granted an option to acquire the remaining 50% of the property from the prospecting group, for: (i) $150,000; (ii) 660,000 common shares of the Company, 60,000 of which are due upon a production decision; and (iii) a 2% net smelter royalty. Under the terms of the agreement, the Company may purchase one-half of the net smelter royalty for $750,000 at any time prior to a production decision. The transaction was approved by the independent members of the board of directors of the Company and all applicable regulatory approvals were obtained.

In January 2003, the Company acquired a 50% interest in the Wood Gold Mine property, Cadillac township, Quebec. The 50% interest in the Wood Gold property was transferred at no cost to the Company by a prospecting group of which Géoconseils Jack Stoch Ltée ("GJSL") is a member. GJSL, which holds more than 10% of the Company's outstanding common shares, is a private company wholly owned by Jack Stoch, the President and a director of the Company. After the transfer to the Company, GJSL held a 17.5% undivided interest in the Wood Gold Mine property.

10. COMMITMENTS

The Company has no current commitments other than those discussed in notes 8 and 9.

146 – 14th Street, Rouyn-Noranda, Quebec J9X 2J3
Tel: 819.797.5242 Fax: 819.797.1470 www.globexmining.com

GLOBEX MINING ENTERPRISES INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

For the six (6) month period ended June 30, 2007

Management Discussion and Analysis of Financial Results for the three month period ended June 30, 2007 should be read in conjunction with the Company's unaudited June 30, 2006 and audited December 31, 2006 financial statements and their notes. All Globex information including the AIF and press releases are available on SEDAR and on the Company website at www.globexmining.com.

Overview

Globex is a Canadian mining exploration company with a large portfolio of early to mid-stage exploration and development properties. Numerous properties are being actively explored by Globex or its option or joint venture partners, with four of them being advanced toward commercial production. The Company seeks to create shareholder value by acquiring properties, enhancing and developing them for optioning, joint venturing or vending, with the ultimate aim of production. Optioning exploration properties is one of the strategies Globex employs to manage its extensive mineral property portfolio as well as to conserve cash. This model allows Globex to acquire hard cash while ensuring its properties are being explored and still retaining an interest in any future production. The term option as related to Globex property deals should be understood as follows: in exchange for annual cash and/or share payments and an annual monetary work commitment on the property, Globex grants the Optionee the right to acquire an interest in the optioned property. An agreement typically has a multiple year term with escalating annual payments and exploration work commitments. All conditions of the agreement must be met before any interest in the property accrues to the Optionee. Generally, the option contract automatically terminates if any single payment or annual work commitment is not met. Assuming all conditions of the option agreement are satisfied, Globex would retain a Gross Metal Royalty (GMR) or other carried interest in the property. Outright property sales also include some form of royalty interest payable when projects achieve commercial production.

Globex Mining Enterprises Inc. trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the OTCQX in the USA.

Results of Operations

Year to Date Review

To June 30th, 2007 Globex reported a net loss of $213,684, compared to a net profit of $224,522 in 2006. Revenue was $362,827 (2006 - $698,677). Option payments totalled $127,000 (2006 - $641,734) with Hawk Uranium Inc. continuing the Grand Calumet option, $35,000 and 250,000 shares valued at $37,500; Gold Bullion Development Corp.'s option payment was $35,000 and 100,000 shares valued at $19,500 (Rousseau township). The decrease in option revenue over the same period in 2006 is due to timing, with the bulk of 2007 revenue anticipated in the last quarter of the year.

Partial sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property and reducing these costs to nil prior to recognizing any gains. Shares received under option agreements are valued at the closing price on the contract date and may be discounted to reflect managements' view of the carrying value of the shares received.

Metal royalty income from the Russian Kid Mine, which commenced bulk sampling in the 3rd quarter 2006 was $16,853. A Net Metal Royalty of 5% on all metals generated in the production of the first 25,000 gold ounces and 3% on all metals produced thereafter is due from Rocmec on all production from the Russian Kid Mine. Globex received 22.330 troy ounces of gold valued at US$632.80 per the London Metal Exchange Fix price January 18, 2007 bringing our total gold metal account to 27.395 troy ounces.

Interest income of $79,008 (2006 – $24,633) earned from GIC's, management fees of $25,378 (2006 – $24,426) received from the Wood-Pandora JV and the gain on sale of marketable securities of $114,588 (2006 – $7,884) totalled $218,974 compared to 2006 at $56,943. The majority of the variance on sale of marketable securites is due to two transactions, the sale of Rocher Deboule shares ($50,370) and Pencari shares ($24,320).

The final element of the Suffield Mine option payment, 400,000 Silver Capital AGi.G shares is expected by the end of 2007. Any production from the Ascot twp. property is subject to a 3% Net Metal Royalty.

Expenses to June 30, 2007 were $576,511 (2006 - $474,155). Total costs were 21% higher than the same period in 2006: Administration costs increased by $43,994 due to additional personnel, and regulatory fees increased by $17,513 mainly due to the new OTCQX listing. Deferred exploration write down was greater than 2006 by $25,572. Stock-based

146 – 14th Street, Rouyn-Noranda, Quebec J9X 2J3
Tel: 819.797.5242 Fax: 819.797.1470 www.globexmining.com

compensation, $65,789 in 2007, compares to $90,000 in 2006. Amortization at $15,720 in 2007 exceeded 2006 at $11,384. The Company was represented at three events in the first half of 2007, the PDAC in Toronto, investor presentations in Hamburg, Germany and the 2007 Commodities Conference in Frankfurt, Germany, increasing costs by $16,574. The stronger value of the Canadian dollar translated into a loss on Foreign exchange of $15,953 mainly due to the devaluation of the U.S. reclamation bonds. Audit fees increased by $15,200 due to new compliance standards.

Equipment additions in 2007 of $9,055 (2006 - $65,184) were composed of new computers.

Quarterly Review

The following table show selected results by quarter for the last eight quarters.

	2007		2006				2005	
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Revenue	$ 160,305	$ 202,521	$ 578,333	$ 833,390	$ 410,554	$ 288,218	$ 331,482	$ (4,288)
Net (loss) profit	(168,703)	(44,981)	724,968	(287,383)	197,728	26,794	(145,471)	(158,266)
(Loss) profit per common share - basic & diluted	$ -	$ -	$ 0.04	$ (0.02)	$ 0.01	$ -	$ (0.01)	$ (0.01)

During the 2nd quarter 2007, Globex reported a net loss of $168,703, compared a net profit of $197,728 in 2006. Revenue was $160,305 (2006 - $410,554): $26,853 (2006 - $370,734) resulted from property option and metal royalty income; $18,260 (2006 - $11,717) from management fees received from the Wood-Pandora JV; $78,153 (2006 – $7,884) was made on the sale of marketable securities; and $37,039 (2006 - $20,219) from interest earned on GIC's.

Exploration Activities and Mining Properties

The Company, to the best of its ability, conducts exploration activities in compliance with "Exploration Best Practices Guidelines" established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards with exploration programs planned and managed by "Qualified Persons" who ensure that QA/QC practices are consistent with National Instrument 43-101 standards. On all projects, diamond drill core is sampled by a Qualified Person and is split in half with one-half of the core analyzed, in the case of gold, by standard fire assay with atomic absorption or gravimetric finish at an independent, registered commercial assay laboratory. The second-half of the drill core is retained for future reference. Other elements are determined in an industry acceptable manner, for either geochemical trace signatures or metal ore grades.

In early January 2007, a 1,018.2 line-kilometre airborne geophysical survey was conducted over the Chibougamau, Senneterre and Cadillac areas of Northern Quebec at a total cost of $140,364.

The Wood-Pandora joint venture program (50/50 Globex and Queenston) commenced in 2004 with Globex as operator.

Drilling re-commenced in mid-March on the Wood-Pandora Joint Venture in Cadillac township, Quebec. A total of 2,497 metres of drilling was completed testing the Ironwood discovery located on the Wood Mine portion of the joint venture. A total of 3 drill holes and 1 extension were completed. Much of the delineation of the Ironwood Zone has now been completed by the surface drilling. An independent NI43-101 compliant resource evaluation of this mineralized body is contemplated to be commissioned shortly, with the objective of taking this project to an advanced exploration phase. The Company's share of 2007 project costs, accounted for by using proportional consolidation, was $278,177 to June 30th, 2007 (2006 - $133,349).

As a natural extension to exploring the Ironwood discovery, in mid-May the Wood-Pandora Joint Venture moved a diamond drill onto the Central-Cadillac portion of the property, following completion of surface geophysical and geological surveys. Drilling is ongoing, with a total of 2,007 metres completed to the end of the current reporting period. A total expenditure of $400,000 is contemplated, which will include some additional testing on the Amm Mine horizon to the south-east.

Globex in conjunction with its partner Agrégats R-N Inc. began a 2,000 metre drill program on the Lyndhurst No. 1 Zone in late June, 2007. A total of 1,002 metres have been completed with drilling planned to end by mid July. The objective of this work is to examine the shallow silica flux and copper ore grade potential of this horizon.

Diamond drill testing of several projects is planned to continue until year end, with programs on the former base metal Vauze Mine and Normetal Mine properties, and gold targets on the Parbec property.

146 – 14th Street, Rouyn-Noranda, Quebec J9X 2J3
Tel: 819.797.5242 Fax: 819.797.1470 www.globexmining.com

Partners Hawk Uranium Inc. and Noront Resources Ltd. continued work on Globex's Grand Calumet uranium and Hunters Point uranium-gold projects respectively. Gold Bullion received the permit required in order to dewater the Rousseau Gold ramp and proceed with a 40,000 tonne bulk sample.

Globex commenced discussions of options and joint ventures for several Globex properties. The discussions are ongoing. Several properties were sold in exchange for cash and shares. Our Bilson-Cubric nickel, platinum, palladium property and recently acquired Duvan Copper Mine were sold to a new company called Bull's Eye Exploration for a retained 4% Gross Metal Royalty and 2 million Bull's Eye shares. Since signing the agreement additional claims were acquired and are included in the royalty agreement.

In April, Globex purchased 3 Net Smelter Royalties and 3 claims from the Receiver of McWatters Mines Inc. The royalties cover the East Amphi and Fourax gold properties now being explored by Osisko Exploration Ltd. and the Fayolle Gold property being explored by Typhoon Exploration Inc.

In May, Globex signed an agreement to purchase the Razor Coal Mine in Utah, subject to a 90-day due diligence period. In July, Globex withdrew from the agreement due to reserve quality considerations.

Work also proceeded rapidly on Globex's royalty properties in Tennessee held by Strategic Resource Acquisition Corporation and in Quebec held by First Metals Inc. and Rocmec Mining Inc. Globex hopes to realize significant revenue from these projects starting in early 2008.

Mining property taxes to June 30th totalled $39,242 (2006 - $10,159). Total exploration spending to June 30, 2007 amounted to $764,232 (2006 - $437,626)

The Company believes that the carrying cost or book value of mining and exploration properties owned by the Company may not fairly represent its assets for any one of the following reasons: 1) Many of the Company's mineral properties were acquired over a 25-year period at nominal costs when commodity prices, and thus property values, were much lower than today; 2) An exploration property, previously optioned, may have been reduced to zero costs as a result of option payments received. If the option contract was not completed, the property is still an asset of the Company, for example the Mooseland property in Halifax county; and 3) According to Canadian general accounting principles, if no significant work has been done on a mineral property in the past 3 years, it has to be written off. The property continues to be held by the Company and may have value as a result of mineral deposits thereon and untested exploration targets.

Disclosure Controls and Procedures

Management is responsible for the information disclosed in this document and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. The involvement of Jack Stoch, President, Dianne Stoch, Secretary-Treasurer and Debra Turpin, Controller, in the design and operation of disclosure controls and procedures was effective at and for the quarter ending June 30, 2007 and provides reasonable assurance that all material information relating to the Company is disclosed.

Related Party Transactions

To June 30, 2007, the Company paid management fees to Géoconseils Jack Stoch Ltée (GJSL) for services rendered by Jack Stoch in the amount of $45,000 (2006 - $45,000). Rent totalling $12,200 (2006 - $13,925) was paid to GJSL for office space, core shack and facilities and outdoor core storage. Globex paid the final payment for acquisition of the Cadillac-Wood property: $425,250 is a combination of $21,000 in cash and 73,500 Globex shares valued at $404,250. GJSL, which holds more than 10% of the Company's outstanding common shares, is a private company, wholly owned by Jack Stoch, President, CEO and a director of the Company. At June 30, 2007, accounts payable and accounts receivable were nil (2006 – nil). All expenses are reimbursed at cost, with no mark-up. Dianne Stoch, Secretary-Treasurer, CFO and a director of Globex was paid $36,000 (2006 - $36,000) for services rendered to the Company.

Changes in Accounting Policy and Stock-Based Compensation

On January 1, 2004, the Company adopted, retroactively, without restatement of prior periods, the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Section 3870, "Stock-based Compensation and Other Stock-based Payments". These standards define a fair value-based method of accounting and establish that compensation costs be measured at the grant date based on the fair value of the options and recognized over the related service period. These amendments require that the fair value-based method be applied to options granted to employees,

146 – 14th Street, Rouyn-Noranda, Quebec J9X 2J3
Tel: 819.797.5242 Fax: 819.797.1470 www.globexmining.com

which previously had not been accounted for at fair value. Before 2004, the Company did not adopt the fair value method of accounting for its options granted to employees and provided in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied.

Stock-based Compensation

On May 1, 2007, Globex shareholders approved amendments to security based compensation arrangements – Stock Option Plans 1995, 2003 and 2006. The amendments provide for: i) a detailed amendment provision replacing the existing general amendment provision; ii) the possibility to extend options expiring during or within 10 business days of the end of a blackout period imposed by the Company and iii) other minor amendments of a housekeeping nature.

In the first half of 2007, the Company did not grant any stock options (2006 – 50,000 stock options, fair value $90,000), nor were any options exercised. The Company extended the expiry date of an option originally granted to a service provider on November 17, 2005 to May 17, 2010, recognizing an additional fair value of $65,789. An adjustment of $119,008 to Share Capital recognizes the contribution of previously exercised option grants.

The Black-Scholes option pricing model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

The Company cautions that the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded, thus the Black-Scholes model may overestimate the actual value of the options that the Company has granted. Further, the Black-Scholes model also requires an estimate of expected volatility. The Company uses its historical volatility rates to calculate an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Capital Stock

During 2007, the Company issued 221,400 common shares: 210,000 common shares for the purchase of the Cadillac – Wood property and 11,400 common shares as commission under the 2006 private placement flow-through financing. At June 30, 2007, 16,680,950 common shares were outstanding compared to 16,459,550 at December 31, 2006.

Liquidity and Working Capital

At June 30, 2007, the Company had cash and cash equivalents of $258,498 compared to $330,213 at December 31, 2006. At the end of the 2nd quarter 2007, cash restricted for flow-through expenditures was $910,580 (2006 - $1,374,571). With working capital of $4,549,685 (December 31, 2006 - $5,349,091), management believes the cash position is adequate to meet current needs. Marketable securities, carried at the lower of cost or market include CIBC GIC investments of $2,974,788 maturing in 2007. Total current liabilities at June 30, 2007 were $523,693 compared to $178,255 on December 31, 2006. With termination of the proposed Razor Coal acquisition, Globex will recover its US$250,000 deposit. Globex does not have any long-term debt or similar contractual commitments.

Financial Instruments

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, marketable securities, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature.

146 – 14th Street, Rouyn-Noranda, Quebec J9X 2J3
Tel: 819.797.5242 Fax: 819.797.1470 www.globexmining.com

Risks

Risks beyond the control of the Company come from multiple sources.

- *Metal Prices:* World-wide supply and demand for metals determines metal prices. Higher metal prices spur exploration activity and thus drive up the terms at which Globex can option its properties. The ability of the Company to market and/or develop its properties and the future profitability of the Company are directly related to the market price of metals.
- *Option Revenue:* Option contracts taken to term can appear extremely lucrative. However, if exploration results are poor in year 1, the property may be returned after only a single payment. These negative results may further, mean share payments received by the Company lose value. If the main target of a particular property is drilled, the property may cease to have exploration potential and thus the ability to generate future option revenue.
- *Government Legislation and Taxation:* Flow-through financing, combined with provincial tax credits for exploring in Quebec, are principal sources for financing Globex's exploration programs. Any material changes in these programs could adversely affect the Company's operations.
- *Finding and Developing Economic Reserves:* The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.
- *Other risks the Company faces are*: renegotiation of contracts, currency exchange fluctuations, permitting, staff recruitment and retention, reserves estimation, environmental factors and various other regulatory risks.

Forward-looking Statements

Certain statements in this document are forward-looking and prospective. Such statements reflect management's expectations regarding future growth, performance, business prospects and opportunities. Wherever possible, words such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. A number of factors could cause our actual results, performance or achievements in future periods to differ materially from the results discussed or implied in the forward-looking statements. Although the forward-looking statements contained in this analysis are based upon what management believes to be reasonable assumptions, we can provide no assurance that actual results will be consistent with these forward-looking statements. The forward-looking statements contained herein are made as of the date hereof and the Company disclaims any intention, and assumes no obligation, to update or revise these forward-looking statements to reflect new events or circumstances.

Outlook

Although the Company has no mines in production, working capital is sufficient to meet current cash requirements. Rocmec Mining Inc. has started "regular ore shipments" to Xstrata's Rouyn-Noranda smelter, per their press release. A Net Metal Royalty of 5% on all metals generated in the production of the first 25,000 gold ounces and 3% on all metals produced thereafter is due from Rocmec on all production from the Russian Kid Mine.

First Metals Inc., optionee of the Fabie Bay-Magusi River property in Hebecourt township, is projected to be in production by fourth quarter 2007. First Metals Inc. must as of the date of commercial production, provide, for no additional consideration, 10% of First Metals' outstanding shares and pay $250,000 within 30 days of commercial production being reached; production is subject to a 2% Net Metal Return as well as a 10% Net Profits Return payable after the recoup of $10.0 million in capital costs by First Metals Inc.

Strategic Resource Acquisition Corporation ("SRA") acquired significant zinc assets in Tennessee, USA. SRA has listed on the TSX, completed a major financing and expects to be in production by late 2007 or early 2008. Globex holds 640,000 common shares of SRA and retains a 1.4% Gross Overriding Royalty on all zinc production at an LME zinc price of, at or over US$1.10 or 1% on all zinc production between US$0.90 and US$1.09.

These royalties are expected to provide the Company with revenue streams to supplement its hard cash needs. Option payments due in 2007 will add operating cash while flow-through monies raised in 2006 will fund Globex's 2007 exploration activities. Our principal exploration focus continues to be the Wood-Pandora joint venture project in Cadillac township but significant work is planned at our Normetal, Vauze and Parbec properties as well as several others. The Company is actively seeking optionees for its numerous and multi-stage exploration properties.

146 – 14th Street, Rouyn-Noranda, Quebec J9X 2J3
Tel: 819.797.5242 Fax: 819.797.1470 www.globexmining.com

Additional Information

This analysis should be read in conjunction with the most recent financial statements. Financial information about the Company is contained in its comparative financial statements for the fiscal quarters ended June 30, 2007 and 2006 and year ended December 31, 2006. Additional information about the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com.

If you would like to obtain, at no cost to you, a copy of the 2007 and/or 2006 Management's Discussion and Analysis, please send your request to:

Globex Mining Enterprises Inc.
146 - 14th Street, Rouyn-Noranda, Quebec J9X 2J3

Telephone: 819.797.5242 Telecopier: 819.797.1470
Email: dstoch@globexmining.com

Authorization

The contents and the dissemination of this Management's Discussion and Analysis have been approved by the Board of Directors of the Company.

"Jack Stoch"

Jack Stoch
Director

"Dianne Stoch"

Dianne Stoch
Director

DATED at Rouyn-Noranda, Quebec
August 14, 2007

PRESS RELEASE

Ref.: File no. 82-4025

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

16,680,950 shares issued and outstanding

August 13, 2007

CENTRAL CADILLAC – WOOD- PANDORA DRILLING

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX - Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - OTCQX)** wishes to update shareholders on drilling undertaken over the last several months on the Wood-Pandora and Central Cadillac properties.

To date, eleven drill holes have been completed, seven on the Central Cadillac property and three and one hole extension on the Wood property, specifically in the area of Ironwood Gold Zone.

The holes on the Central Cadillac property were drilled to target geophysical anomalies, structures outlined in recent surveys and deeply below the Central Cadillac Mine stratigraphy. Approximately one-half of the Central Cadillac drill holes have been logged and assayed to date and no new gold zones have been discovered although several areas of intense alteration and low grade gold values were intersected deserving follow-up drilling.

On the Wood property, two deep holes were undertaken in order to test for a deep extension of the host geological formation of the Ironwood Gold Zone. These holes failed to intersect the host iron formation. This may be due to folding in which case the holes passed beneath the folds axis or faulting in which case the iron formation becomes displaced with depth. In addition, one hole was extended for structural purposes and one short hole was drilled to extend the gold zone and intersected **a core length of 2.13 m (1.10 m true width)** in hole **W07-48, grading 7.63 g/t Au.**

Globex and Queenston have decided to commission a NI 43-101 report on the Ironwood Gold Zone. The NI 43-101 report will facilitate a better understanding of the structural complexity at depth and allow for proper planning of an additional phase of drilling.

This press release was prepared by Jack Stoch, P. Geo. in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P. Geo., Q.P., President & CEO
Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Website: www.globexmining.com

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.

END